Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Biomarkers Associated With Clinical Response in Patients With r/r DLBCL Treated With DPX-Survivac Combination Therapy to be Presented at the Upcoming SITC Annual Meeting

Company will discuss the data presented during an online webcast on Thursday, November 12, 2020 at 8.00am ET

DARTMOUTH, Nova Scotia, October 15, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announces that biomarkers associated with clinical response in patients with r/r DLBCL treated with DPX-Survivac combination therapy will be presented at The Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting.

Poster Title:

Baseline PD-L1 expression and tumor immune infiltration is associated with clinical response in patients with r/r DLBCL treated with DPX-Survivac, low-dose cyclophosphamide and pembrolizumab

Poster Presentation Details:

Presenter:	Neil Berinstein, MD, FRCPC, ABIM
Hematologist at the Sunnybrook Health Science Centre, Toronto.

Abstract Number: 356

Important dates:

  November 9 - 8.00am EST: Full abstract will be released on the SITC meeting platform,

  November 11 - 9.00am EST: Poster will be posted on Company’s website and poster presentation will be available on the SITC conference platform,

  November 12 – 8.00am EST: Company will discuss data during a live webcast,

  November 12 from 4.50-5.20pm EST and November 14 from 1.00-1.30pm EST, a Q&A session will be held on the SITC meeting platform.

The final poster presentation will include additional data collected between the abstract submission on April 1, 2020 and the presentation itself. The poster will be available under the Scientific Publications & Posters section on IMV’s website on the day of presentation.

Webcast registration will be available under “Events, Webcasts and Presentations” in the Investors section of IMV’s website. The video recording will be available for replay shortly thereafter.

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapies that generates targeted and sustained immune response in vivo. Treatments with DPX-Survivac have demonstrated the potential for sustained and targeted cancer cell killing capabilities with limited adverse events.

DPX-Survivac consists of survivin-based peptides formulated in IMV’s proprietary DPX drug delivery platform. DPX-Survivac is designed to work by eliciting a cytotoxic T cell immune response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

DPX-Survivac is currently being evaluated in three Phase 2 studies: advanced ovarian cancer, relapsed/refractory diffuse large B-cell lymphoma (DLBCL) and a basket trial of five solid tumors. All of which are expected to report topline results in 2020.

About the SPiReL Study

“SPiReL” is a Phase 2 non-randomized, open label, efficacy and safety study of a novel immunotherapy combination with DPX-Survivac and pembrolizumab. Intermittent low dose cyclophosphamide is given as an immune-modulator. Subjects with r/r incurable DLBCL and survivin expression are eligible for participation. The primary outcome is to document the objective response rate using modified Cheson criteria to the combination treatment. Secondary outcomes include the documentation of: changes in tumor volume, toxicity profile, duration of response (Cheson criteria).

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681

M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 698 1046
E: ddavan@imv-inc.com